Exhibit 99.2

LETTER OF CONSENT

I, Karl Hoover, P. Eng., consent to the public filing by Hudbay Minerals Inc. (“Hudbay”) of the technical report entitled “Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada” dated March 29, 2012 (the “Technical Report”), and to the use of extracts from, or a summary of, the Technical Report in Hudbay’s Annual Information Form dated March 30, 2012 (the “AIF”).

I also certify that I have read the AIF and that it fairly and accurately represents the information in the Technical Report that supports the AIF.

Yours very truly,

By:	/s/ Karl Hoover, P. Eng.
Name:	Karl Hoover, P. Eng.

Dated: March 30, 2012